W.P. STEWART & CO., LTD.


                                                         CONTACT: FRED M. RYAN


             W.P. STEWART & CO., LTD. REPORTS NET INCOME FOR FOURTH QUARTER AND FULL YEAR 2000 OF $26.6 MILLION AND $99.1 MILLION

         DILUTED EARNINGS PER SHARE FOR THE FOURTH QUARTER AND FULL YEAR
                       WERE $0.57 AND $2.18, RESPECTIVELY

6th February 2001
Hamilton, Bermuda

W.P. Stewart & Co., Ltd. today reported net income of $26.6 million, or $0.57 per share (diluted) and $0.63 per share (basic), for the fourth quarter ended 31 December 2000. This compares with net income in the fourth quarter of the prior year of $24.9 million or $0.59 per share (diluted) and $0.62 per share (basic).

FOURTH QUARTER 2000

For the fourth quarter of 2000 there were 46,271,520 common shares outstanding on a weighted average fully diluted basis compared to 43,003,396 common shares outstanding for the fourth quarter of 1999 on the same weighted average fully diluted basis.

Cash earnings for the quarter ended 31 December 2000, which exclude non-cash expenses such as depreciation and amortization, on a tax-effected basis, were $28.4 million, or $0.61 per share (diluted), compared with $26.1 million, or $0.61 per share (diluted) in the same quarter of the prior year.

Assets under management at quarter-end were $10.3 billion, a decline of 4.6% from $10.8 billion at the end of the prior quarter, and a decline of 16.3% from $12.3 billion at 31 December 1999.

FULL YEAR RESULTS

For the full year 2000, net income was up 4.6% to $99.1 million, or $2.18 per share (diluted) and $2.37 per share (basic), on revenues of $203.3 million. Net income in 1999 was $94.8 million, or $2.21 per share (diluted) and $2.37 (basic), on revenues of $193.3 million.

Cash earnings for 2000 were $105.9 million, or $2.33 per share (diluted) versus $98.3 million or $2.29 per share (diluted), in the prior year.

For the year 2000, there were 45,523,621 common shares outstanding on a weighted average fully diluted basis compared to 42,863,538 common shares outstanding for 1999 on the same weighted average fully diluted basis.


            TRINITY HALL, 43 CEDAR AVENUE, HAMILTON HM 12, BERMUDA MAILING ADDRESS: P.O. BOX HM 2905, HAMILTON HM LX, BERMUDA

W.P. STEWART & CO., LTD.

PERFORMANCE

Performance in the W.P. Stewart & Co., Ltd. equity composite for 2000 was substantially better than the S&P 500 at -1.3% pre-fee and -2.5% post-fee, versus -9.1% for the broad market average. The Company noted that 2000 was only the second year in its 26-year history in which it had negative performance in clients' accounts which, on both occasions, was modest.

W.P. Stewart's five-year performance record for the period ending 31 December 2000 averaged +21.4% pre-fee (20.0% post-fee), compounded annually, compared to an average of +18.3% for the S&P 500 in the period, and is substantially ahead of the Company's five-year, absolute benchmark, or minimum goal, of 15% compounded annually.

ASSETS UNDER MANAGEMENT

Assets under management were approximately $10.3 billion at 31 December 2000 compared to $10.8 billion at 30 September 2000 and $12.3 billion at 31 December 1999.

In 2000, net cash outflows from existing accounts were approximately 4.9%, which is consistent with the experience of the previous three years.

While investment performance in most of the Company's client accounts was significantly better than the S&P 500 for the year and for the fourth quarter, prevailing market conditions contributed to a decline in assets under management during the final three months of the year, with most of that decline occurring during the last few weeks of December.

Net new account flows (new accounts minus closed accounts) were unsatisfactory at -$722 million for the year compared to +$ 600 million for 1999. As previously disclosed, a large part of this outflow occurred in the early part of the year as some newer clients were disappointed in the Company's effort to manage risk through under-weighting technology issues.

The client retention rate in 2000 was 90.7%, and was 92.7% in the fourth quarter calculated on an annualized basis.

LOOK THROUGH EARNING POWER

W.P. Stewart & Co., Ltd. concentrates its investments in large, generally less cyclical, growing businesses. Annual growth in earning power behind clients' portfolios has ranged from approximately 11% to 21% over the past 26 years. The weighted average growth rate in earnings behind clients' portfolios in 2000 was approximately 18%. The Company's research analysts anticipate further growth in portfolio earning power of at least 15% in 2001 and for the next few years.


            TRINITY HALL, 43 CEDAR AVENUE, HAMILTON HM 12, BERMUDA MAILING ADDRESS: P.O. BOX HM 2905, HAMILTON HM LX, BERMUDA

W.P. STEWART & CO., LTD.

REVENUES AND PROFITABILITY

Revenues were $203.3 million for the year ended 31 December 2000, up 5.2% from $193.3 million for the year ended 31 December 1999.

The average management fee in 2000 was 1.27%, compared to 1.31% in 1999, reflecting a slight change in client account mix to larger accounts with lower fees.

Total operating expenses increased 3.3%, to $93.1 million, for 2000 from $90.2 million in 1999.

Pre-tax income, at $110.2 million, was 54.2% of gross revenues for the year ended 31 December 2000 compared to $ 103.2 million or 53.4% of gross revenues in 1999. This pre-tax margin was 57.1% in the fourth quarter of 2000 versus 53.0% in the comparable quarter of the prior year.

The Company's provision for taxes in 2000 was $11.0 million, equal to 10% of income before taxes, compared to an 8% provision in 1999.

OTHER EVENTS

The Company's common stock repurchase program, announced on 13 December 2000, authorizes the repurchase of up to $20 million of shares at the discretion of the Executive Committee of the Board, once the 90-day period following the IPO closing date of 13 December 2000 is completed.

On 29 December 2000, the Company completed its anticipated acquisition of the 50% of TPRS Services N.V. that it did not already own. The company acquired the other half of TPRS in 1999. TPRS Services N.V. is a Curacao-based company that is engaged in the business of gathering assets and providing client service for W.P. Stewart. Under the terms of the transaction, which were reached in late 1999, the Company issued 814,000 common shares in exchange for the remaining shares of TPRS.

The Company paid a dividend of $0.30 per share on 31 January 2001 to shareholders of record as of 26 January 2001.

CONCLUSION

William P. Stewart, Chairman and CEO commented: "This past year has been a most significant one in our proud history. We have successfully completed the transition to a global investment company with a solid public shareholder base and a strong, dedicated team of shareholder employees.

"We remain committed to our proven investment principles and to achieving continued growth in the earning power behind our clients' portfolios. The Company will continue to pursue the development of our complementary investment advisory service in Europe


            TRINITY HALL, 43 CEDAR AVENUE, HAMILTON HM 12, BERMUDA MAILING ADDRESS: P.O. BOX HM 2905, HAMILTON HM LX, BERMUDA

W.P. STEWART & CO., LTD.

and encourage the expansion of our 40% owned affiliate, Bowen Asia. Our enhanced client service group should help us achieve much improved levels of client assets in the coming year."

In conjunction with this fourth quarter and full year 2000 earnings release, W.P. Stewart will host a conference call on Wednesday, 7 February 2001. Those who are interested in participating in the teleconference should dial 1-800-233-2795 (within the United States) or 785-832-1523 (outside the United States) at 9:00 a.m. (EST). The conference ID number is "W.P. Stewart". The conference will commence promptly at 9:15 a.m. (EST) and conclude at 9:45 a.m.
(EST). To listen to the live broadcast of the conference over the Internet, simply log on to the web at the following address: http://www.videonewswire.com/WP/020701/.

W.P. Stewart & Co., Ltd. is an asset management company that has provided research intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

The Company's shares are listed for trading on the New York Stock Exchange (symbol: WPL) and on the Bermuda Stock Exchange (symbol: WPS).

For more information, please visit the Company's website at http:www.wpstewart.com, or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or +441-295-8585 (outside the United States) or e-mail to IRINFO @wpstewart.com.

Statements made in this release concerning our assumptions, expectations, beliefs, intentions, plans or strategies are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ from those expressed or implied in these statements. Such risks and uncertainties include, without limitation, the adverse effect from a decline or volatility in the securities markets, a general downturn in the economy, the effects of economic, financial or political events, a loss of client accounts, inability of the Company to attract or retain qualified personnel, a challenge to our U.S. tax status, competition from other companies, changes in government policy or regulation, a decline in the Company's products' performance, inability of the Company to implement its operating strategy, inability of the Company to manage unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations, industry capacity and trends, changes in demand for the Company's services, changes in the Company's business strategy or development plans and contingent liabilities. The information in this release is as of the date of this release, and will not be updated as a result of new information or future events or developments.

              (Consolidated Statements of Operations appears on following page)

                                      # # #


            TRINITY HALL, 43 CEDAR AVENUE, HAMILTON HM 12, BERMUDA MAILING ADDRESS: P.O. BOX HM 2905, HAMILTON HM LX, BERMUDA

W.P. Stewart & Co., Ltd.
Consolidated Statements of Operations



                                                         Three Month Period Ended                            Year Ended
                                                               December 31,                                  December 31,
                                                ---------------------------------------    -----------------------------------------
                                                    2000          1999             %           2000             1999             %
                                                -----------    -----------       ------    -----------       -----------       -----
Revenue:
  Fees ..................................      $ 36,140,892   $ 36,318,651        -0.5%    $149,350,452      $153,306,676      -2.6%
  Commissions ...........................        14,779,118      7,652,666        93.1%      48,273,444        35,510,982      35.9%
  Interest and other ....................           881,492        837,675         5.2%       5,679,876         4,500,782      26.2%
                                               ------------    -----------      ------     ------------      ------------      -----
                                                 51,801,502     44,808,992        15.6%     203,303,772       193,318,440       5.2%
                                               ------------    -----------      ------     ------------      ------------      -----
Expenses:
  Employee compensation and benefits ....         9,910,154      7,897,616        25.5%      38,545,634        37,385,006       3.1%
  Marketing fees ........................         2,581,700      3,575,014       -27.8%      10,581,144        13,915,886     -24.0%
  Commissions, clearance and trading ....         2,562,096      1,596,219        60.5%       9,411,648         7,973,290      18.0%
  Research and administration ...........         3,440,169      7,252,466       -52.6%      14,522,756        16,111,292      -9.9%
  Depreciation and amortization .........         2,023,880      1,353,460        49.5%       7,537,669         3,917,782      92.4%
  Other operating .......................         1,687,077       (611,992)     -375.7%      12,529,425        10,850,651      15.5%
                                               ------------    -----------      ------     ------------      ------------      -----
                                                 22,205,076     21,062,783         5.4%      93,128,276        90,153,907       3.3%
                                               ------------    -----------      ------     ------------      ------------      -----

Income before taxes .....................        29,596,426     23,746,209        24.6%     110,175,496       103,164,533       6.8%

Provision for taxes .....................         3,021,251     (1,154,042)     -361.8%      11,029,612         8,409,958      31.1%
                                               ------------    -----------      ------     ------------      ------------      -----

Net income ..............................      $ 26,575,175    $24,900,251         6.7%    $ 99,145,884      $ 94,754,575       4.6%
                                               ============    ===========      ======     ============      ============      =====

Earnings Per Share:

Basic Earnings Per Share ................      $       0.63    $      0.62         0.0%    $       2.37      $       2.37       0.0%
                                               ============    ===========      ======     ============      ============      =====

Diluted Earnings Per Share ..............      $       0.57    $      0.59        -3.4%    $       2.18      $       2.21      -1.4%
                                               ============    ===========      ======     ============      ============      =====

